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                             July 8, 2021

       Kelly Youngblood
       Chief Financial Officer
       MRC Global Inc.
       Fulbright Tower
       1301 McKinney Street
       Suite 2300
       Houston, Texas 77010

                                                        Re: MRC Global Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 12,
2021
                                                            File No. 001-35479

       Dear Mr. Youngblood:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations for the Years Ended December 31, 2020, 2019 and
2018
       Non-GAAP Measures, page 32

   1. We note you have included the non-GAAP measures Adjusted Gross Profit and Adjusted
                                                        EBITDA as performance
measures in your filing, and that both of these measures include the inventory-related
charges change in LIFO reserve, and charges to bring inventory valuation down to net
realizable value. It appears these inventory-related items substitute individually tailored
recognition and measurement methods for those of GAAP. While it may be appropriate to
highlight these items in your discussion of operating results, it is unclear whether these
are appropriate reconciling items for non-GAAP performance
                                                        measures. Please
support your inclusion of these reconciling items in your presentation of
 Kelly Youngblood
MRC Global Inc.
July 8, 2021
Page 2
         these non-GAAP measures. Refer to Question 100.04 in the Compliance and Disclosure
         Interpretation on Non-GAAP Measures.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 with any questions.



FirstName LastNameKelly Youngblood                        Sincerely,
Comapany NameMRC Global Inc.
                                                          Division of
Corporation Finance
July 8, 2021 Page 2                                       Office of Trade &
Services
FirstName LastName